Filed by Empire State Realty Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

The following letters were mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on March 16, 2012:

March 16, 2012

re: Empire State Realty Trust, Inc.

To Participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C.:

In our letter of February 13, we told you that the corporation newly formed by Malkin Holdings LLC intended to qualify as a real estate investment trust (the “REIT”) that day filed preliminary Form S-4 documents with the Securities and Exchange Commission (“SEC”). Our purpose with this filing is to allow us to solicit your consent to consolidate all of the office properties we supervise and the vast majority of the retail properties we supervise into the REIT, which we intend to take public through an initial public offering. We expect the solicitation to start later this year after the SEC has reviewed the S-4 and declared it effective.

Until the S-4 filings with the SEC have become effective and we ask for your vote, there is no final solicitation document and nothing you are required to do regarding your investment.

Stop, Look, Listen

Our letter of February 13, as with this letter, is commonly referred to in this process as a “stop, look, and listen” letter. During this period, as throughout this entire current consent process, we must follow SEC rules and regulations. From time to time through what will be a many months long process, we will send such letters to provide brief updates and let you know what lies ahead. Until our Form S-4 is declared effective by the SEC, there is no opportunity for you to vote on the proposals contained in the S-4.

Prior Consents

Our current filing with the SEC impacts more than 3,500 investors in three entities which are registered with the SEC. We have already received all needed consents from the 20 private entities which are not registered with the SEC to be included in the consolidation.

Our Current Filings

Because your three entities are registered with the SEC, we cannot even ask for your consent until the SEC review process is completed and our S-4 filings are declared “effective.” While it is impossible to predict how long the SEC review process will take, we do anticipate at least several months will pass before we are allowed to commence formally soliciting your votes.

We firmly believe that the consolidation provides the best way for investors to have a liquidity opportunity at their time of choosing and to maximize the value of these investments which we structured and have supervised for, in many cases, more than half a century. When we send you the final documents, we will also send a summary statement and recommendation by Malkin Holdings and be in a position to address your questions fully.

Other Correspondence, Litigation

You may be contacted before the voting process begins by dissident investors. They are free to do this at any point. Until the documents filed with the SEC are final, we do not believe there is any action to be taken with regard to their outreach.

We ask that you await completion of the SEC review process, at which time we will actively solicit your consent and provide you with final documents setting forth our reasons and recommendations. The current information concerning our proposal is in our initial SEC filings now under review, which you can find at the SEC website www.sec.gov under “Empire State Realty Trust.”

Out of the more than 3,500 investors involved in this planned solicitation, it is unrealistic not to expect there to be dissenting views. Since this involves the Empire State Building, media attention is inevitable. We anticipated that a transaction of this size would attract a class action lawsuit, and three such suits have already been filed challenging certain aspects of the transaction. We believe these lawsuits, which are virtually identical, are entirely baseless and we will oppose them vigorously.

Business As Usual

During this extended period, we continue to put first the success of the properties we supervise, owned by groups we created, supervised by us for almost 60 years, in which you and all our other investors own interests, and in which our own interests are very significantly invested. Our active day-to-day involvement is not diminished.

We look forward to communicating with you further. If you have any question, please do not hesitate to reach out to us. We will answer what we can when we can.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents, supervisor and officers, and the REIT’s officers and director may be deemed to be participants in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Registration Statement on Form S-4 of the REIT, which have been filed with the SEC.

We urge you to review the Registration Statement on Form S-4 of the REIT and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC's website at www.sec.gov.